EXHIBIT 99.6
Notice to ASX/LSE

16 December 2022

Rio Tinto completes acquisition of Turquoise Hill

Rio Tinto has completed its acquisition of Turquoise Hill Resources Ltd (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill”) for a consideration of approximately $3.1 billion1, simplifying its ownership of the world-class Oyu Tolgoi mine in Mongolia, significantly strengthening Rio Tinto’s copper portfolio, and demonstrating its long-term commitment to the project and Mongolia.

Rio Tinto now holds a 66% direct interest in the Oyu Tolgoi project with the remaining 34% owned by the Government of Mongolia through Erdenes Oyu Tolgoi. The transaction closed following approval from the Yukon court in Canada and the majority of TRQ minority shareholders supporting the deal.

Rio Tinto Chief Executive Jakob Stausholm said “Oyu Tolgoi is an outstanding asset with incredible people that will deliver significant long-term value for Rio Tinto and Mongolia.

“I would like to acknowledge the Turquoise Hill Board and management, under the leadership of Peter Gillin and Steve Thibeault, for their considerable effort and support over the years, working in partnership with Rio Tinto and the Government of Mongolia in developing Oyu Tolgoi into a world-class mine. I would like to offer my best wishes to each of them for the future.”

Rio Tinto Copper Chief Executive Bold Baatar said “This acquisition further strengthens our copper portfolio, as part of our strategy to grow in materials the world needs for achieving net zero and delivering long-term value for our shareholders. We now have a simpler and more efficient ownership and governance structure, with our partner the Government of Mongolia, as we proceed together towards sustainable production from the underground mine.”

Turquoise Hill has become a wholly owned subsidiary of Rio Tinto and Turquoise Hill shares will cease trading.

Additional disclosures

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

1 Based on a value of C$43.00 per share and a USD/CAD FX rate of 1.3618 as of 15 December 2022.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

The person responsible for arranging and authorising the release of this announcement on behalf of Rio Tinto is Steve Allen, Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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